SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Noland Company
(Name of Subject Company (Issuer))
Primus Inc.
Winvest Inc.
(Offerors)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, par value $10.00 per share
(Title of Class of Securities)
655286102
(CUSIP Number of Class of Securities)
Richard W. Schwartz
President and Chief Executive Officer
Primus Inc.
3110 Kettering Boulevard
Dayton, OH 45439
1-937-531-6359
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Beverly F. Shillito
Sebaly Shillito + Dyer
A Legal Professional Association
1900 Kettering Tower
Dayton, OH 45423
1-937-222-2500
CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$250,469,132	$29,481

     The transaction valuation assumes the purchase of 3,384,718 shares of common stock of Noland Company (based on shares outstanding as of April 19, 2005) at a purchase price of $74.00 per share.
     ☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(1)	For purposes of calculating amount of filing fee only.
(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00011770 of the transaction valuation based on Fee Rate Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission (the “SEC”) on December 9, 2004.

SCHEDULE TO
      This Tender Offer Statement filed under cover of Schedule TO (the Schedule TO) relates to the offer by Winvest Inc. (Winvest), a Virginia corporation and a wholly-owned subsidiary of Primus Inc. (dba WinWholesale Inc.) a Delaware corporation (WinWholesale), to purchase all issued and outstanding shares of common stock, par value $10.00 per share (the Shares) of Noland Company, a Virginia corporation (Noland Company), at a price of $74.00 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 2005 (the Offer to Purchase) and in the related Letter of Transmittal (the Letter of Transmittal, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the Offer), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Winvest and WinWholesale.

ITEM 1.	SUMMARY TERM SHEET.
      Reference is made to the information set forth in the “Summary Term Sheet” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.
      (a) Reference is made to the information set forth in Section 5, “Certain Information Concerning Noland Company,” of the Offer to Purchase, which is incorporated herein by reference.
      (b) Reference is made to the information set forth on the cover page and in the “Introduction” of the Offer to Purchase, which is incorporated herein by reference.
      (c) Reference is made to the information set forth in Section 7, “Price Range of the Shares; Dividends,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
      (a) Reference is made to the information set forth in Section 8, “Information Concerning WinWholesale and Winvest,” and Schedule I “Information Concerning the Directors and Executive Officers of Winvest Inc. and Primus Inc. (dba WinWholesale Inc.),” of the Offer to Purchase, which is incorporated herein by reference.
      (b) Reference is made to the information set forth in Section 8, “Information Concerning WinWholesale and Winvest,” and Schedule I “Information Concerning the Directors and Executive Officers of Winvest Inc. and Primus Inc. (dba WinWholesale Inc.),” of the Offer to Purchase, which is incorporated herein by reference.
      (c) Reference is made to the information set forth in Section 8, “Information Concerning WinWholesale and Winvest,” and Schedule I “Information Concerning the Directors and Executive Officers of Winvest Inc. and Primus Inc. (dba WinWholesale Inc.),” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.
      (a)(1) Reference is made to the information set forth in the “Summary Term Sheet,” “Introduction,” Section 1, “Terms of the Offer; Expiration Date,” Section 2, “Acceptance for Payment and Payment for Shares,” Section 3, “Procedures for Accepting the Offer and Tendering Shares,” Section 4, “Withdrawal Rights,” Section 6, “United States Federal Income Tax Considerations,” Section 12, “Purpose and Structure of the Offer; Merger Agreement; Plans for Noland Company After the Offer and the Merger,” and Section 13, “Conditions to the Offer,” of the Offer to Purchase, which is incorporated herein by reference.
      (a)(2) Reference is made to the information set forth in “Summary Term Sheet,” “Introduction,” Section 6, “United States Federal Income Tax Considerations,” Section 9, “Dissenters’ Rights; Going Private Transactions,” and Section 12, “Purpose and Structure of the Offer; Merger Agreement; Plans for Noland Company After the Offer and the Merger,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
      (a) Reference is made to the information set forth in Section 11, “Contacts and Transactions with Noland Company; Background of the Offer; Merger Agreement and Related Documents,” which is incorporated herein by reference.
      (b) Reference is made to the information set forth in Section 8, “Information Concerning WinWholesale and Winvest,” Section 11, “Contacts and Transactions with Noland Company; Background of the Offer; Merger Agreement and Related Documents,” and Section 12, “Purpose and Structure of the Offer; Merger Agreement; Plans for Noland Company After the Offer and the Purchase,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
      (a) and (c)(1)-(7) Reference is made to the information set forth in the “Summary Term Sheet,” “Introduction,” Section 9, “Dissenters’ Rights; Going Private Transactions,” Section 11, “Contacts and Transactions with Noland Company; Background of the Offer; Merger Agreement and Related Documents,” and Section 12, “Purpose and Structure of the Offer; Merger Agreement; Plans for Noland Company After the Offer and the Merger,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
      (a), (b) and (d) Reference is made to the information set forth in Section 10, “Source and Amount of Funds; Financing of the Offer and the Merger,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
      (a) and (b) Reference is made to the information set forth in Section 8, “Information Concerning WinWholesale and Winvest,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.	PERSONS/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
      (a) Reference is made to the information set forth in the “Introduction,” Section 15, “Fees and Expenses,” and Section 16, “Miscellaneous,” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.
      (a) The financial statements of WinWholesale and Winvest are not material to the Offer.
      (b) Pro forma financial statements of WinWholesale and Winvest are not material to the Offer.

ITEM 11.	ADDITIONAL INFORMATION.
      (a)(1) Reference is made to the information set forth in Section 12, “Purpose and Structure of the Offer; Merger Agreement; Plans for Noland Company After the Offer and the Merger,” of the Offer to Purchase, which is incorporated herein by reference.
      (a)(2) and (a)(3) Reference is made to the information set forth in the “Introduction,” Section 2, “Acceptance for Payment and Payment for Shares,” Section 3, “Procedures for Accepting the Offer and Tendering Shares,” Section 9, “Dissenters’ Rights; Going Private Transactions,” and Section 14, “Legal Matters and Regulatory Approvals,” of the Offer to Purchase, which is incorporated herein by reference.
      (a)(4) Reference is made to the information set forth in the “Summary Term Sheet,” Section 12, “Purpose and Structure of the Offer; Merger Agreement; Plans for Noland Company After the Offer and the Merger,” and Section 14, “Legal Matters and Regulatory Approvals,” of the Offer to Purchase, which is incorporated herein by reference.
      (a)(5) None.

      (b) Reference is made to the Offer to Purchase, the Letter of Transmittal and the Agreement of Merger dated as of April 11, 2005, among WinWholesale, Winvest and Noland Company, which are incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase dated April 19, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement as published April 19, 2005.
(a)(5)(i)	Press Release issued by WinWholesale and Winvest on April 12, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by WinWholesale with the Securities and Exchange Commission on April 12, 2005).
(b)(1)	Commitment Letter dated March 31, 2005 from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. to WinWholesale.
(d)(1)	Agreement of Merger dated as of April 11, 2005, among WinWholesale, Winvest and Noland Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Noland Company with the Securities and Exchange Commission on April 13, 2005).
(d)(2)	Confidentiality Agreement, dated as of January 12, 2005, between WinWholesale and Noland Company.
(g)	None.
(h)	None.

SIGNATURE
      After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 19, 2005 that the information set forth in this statement is true, complete and correct.
SCHEDULE TO

WINVEST INC.

By:	/s/ RICHARD W. SCHWARTZ

Name: Richard W. Schwartz

Title:	President

PRIMUS INC. (dba WINWHOLESALE INC.)

By:	/s/ RICHARD W. SCHWARTZ

Name: Richard W. Schwartz

Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 19, 2005.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Summary Advertisement as published April 19, 2005.
(a)(5)(i)	Press Release issued by WinWholesale and Winvest on April 12, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed by WinWholesale with the Securities and Exchange Commission on April 12, 2005).
(b)(1)	Commitment Letter dated March 31, 2005 from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. to WinWholesale.
(d)(1)	Agreement of Merger dated as of April 11, 2005, among WinWholesale, Winvest and Noland Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Noland Company with the Securities and Exchange Commission on April 13, 2005).
(d)(2)	Confidentiality Agreement, dated as of January 12, 2005, between WinWholesale and Noland Company.
(g)	None.
(h)	None.